Exhibit 2

COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

TRI-CONTINENTAL CORPORATION

June 15-17, 2020 Board Meeting

RESOLVED, That the Board, including a majority of the independent directors voting separately, hereby determines that the Fidelity Bond covering any employee of the “Insured,” as such term is defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 under the 1940 Act, in the amount of $5 million for the period from June 30, 2020 to June 30, 2021 (the Period) is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of each Fund and the other named Insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held by each Fund and the other named Insureds; and further

RESOLVED, That the total amount of coverage under the Fidelity Bond is at least equal to the amount of coverage which each Fund is required to provide and maintain individually pursuant to Rule 17g-1(d)(1); and further

RESOLVED, That the Board hereby approves the Fidelity Bond through the Period, and authorizes payment by each Fund of its pro rata portion of the total annual premium on the Fidelity Bond, after giving due consideration to all relevant factors, including, but not limited to, the number of other Insureds, the nature of the business of such other parties, the amount of coverage under the Fidelity Bond, and the ratable allocation of the premium among parties named as Insureds, based on the relative assets of such parties; and further

RESOLVED, That in the event that the amount of coverage has to be increased to satisfy the minimum bonding requirements of Rule 17g-1 under the 1940 Act, any officer of each Fund, be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with such requirements and to allocate any premium payable on the Fidelity Bond to such Fund and the other named Insureds based on their relative assets; and further

RESOLVED, That the Joint Insured Agreement, in the form currently in effect, be and hereby is re-approved; and further

RESOLVED, That the Board, including a majority of the Independent Trustees voting separately, hereby authorizes the payment of the brokerage commission for the procurement of the Fund’s insurance coverage, as discussed during the Meeting; and further

RESOLVED, That the proper officers of the Funds be, and hereby are, authorized and directed to take such other actions as they deem to be necessary or appropriate to, in consultation with Fund Counsel and Independent Legal Counsel, implement the foregoing resolutions.